Dell Inc.
One Dell Way
Round Rock, Texas 78682
DII — Holdings Inc.
One Dell Way
Round Rock, Texas 78682
October 19, 2009
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Perot Systems Corporation
Schedule TO-T filed by DII — Holdings Inc. and Dell Inc.
Filed October 2, 2009
File No. 005-53493
Dear Ms. Duru:
     Please be advised that, in connection with the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by facsimile on October 7, 2009, with regard to the above captioned filing (the “Tender Offer Statement”) by Dell Inc. and DII — Holdings Inc. (collectively, the “Offerors”), the Offerors hereby acknowledge that (i) the Offerors are responsible for the adequacy and accuracy of the disclosure in the Tender Offer Statement, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Tender Offer Statement, and (iii) the Offerors may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Christine Hathaway of Vinson & Elkins L.L.P. at (214) 220-7714 or Robert Kimball of the same firm at (214) 220-7860 if you have any questions. Thank you for your assistance.
Very truly yours,

DELL INC.		DII — HOLDINGS INC.

By:	/s/ Janet B. Wright	By:	/s/ Janet B. Wright

	Name: Janet B. Wright		Name: Janet B. Wright
	Title: Assistant Secretary		Title: Assistant Secretary